March 11, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 on page 2 of the Form 8-K dated March 6, 2019, of Wingstop Inc. and are in agreement with the statements contained in paragraphs two and four therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP